Arnold Golub
Vice President
Deputy General Counsel

September 13, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 29, 2023, The Nasdaq Stock Market LLC (the "Exchange") received from J.P. Morgan Exchange-Traded Fund Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

JPMorgan Global Select Equity ETF, shares of beneficial interest

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,